SECURITIES AND EXCHANGE COMMISSION
Washington, DC  20549

FORM 11-K

(Mark One)

☒	Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2000

OR

☐	Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from __________ to __________

Commission File Number 0-23282

A.         Full title of the plan and the address of the plan, if different from that of the issuer named below:

NMS Communications Corporation 401(k) Plan

B.         Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

NMS Communications Corporation

100 Crossing Boulevard

Framingham, Massachusetts  01702

NMS Communications Corporation
(formerly Natural MicroSystems Corporation) 401(k) Plan

Index of Financial Statements and Supplemental Schedule
December 31, 2000 and 1999

Report of Independent Accountants

Financial Statements:

Statements of Assets Available for Benefits as of December 31, 2000 and 1999

Statement of Changes in Assets Available for Benefits, for the year ended December 31, 2000

Notes to Financial Statements

Supplemental Schedule:

Schedule H, Part IV, Line 4i – Form 5500 - Assets Held for Investment Purposes for the year ended December 31, 2000

Exhibits:

Exhibit 1 - Consent of Independent Accountants

Note:	Supplemental schedules required by the Employee Retirement Income Security Act of 1974 that have not been included herein are not applicable.

Report of Independent Accountants

To the Participants and Administration of
   the NMS Communications Corporation
   (formerly Natural MicroSystems Corporation) 401(k) Plan

In our opinion, the accompanying statements of assets available for benefits and the related statements of changes in assets available for benefits present fairly, in all material respects, the assets available for benefits of the NMS Communications Corporation (formerly Natural MicroSystems) 401(k) Plan (the “Plan”) at December 31, 2000 and 1999, and the changes in assets available for benefits for the year ended December 31, 2000 in conformity with accounting principles generally accepted in the United States of America.  These financial statements are the responsibility of the Plan’s management; our responsibility is to express an opinion on these financial statements based on our audits.  We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purposes of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule of assets held for investment purposes is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The supplemental schedule is the responsibility of the Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Boston, Massachusetts
June 15, 2001

NMS Communications Corporation
(formerly Natural MicroSystems Corporation) 401(k) Plan
Statements of Assets Available for Benefits
December 31, 2000 and 1999

	2000	1999
Assets

Investments (Note 3)	$12,358,073	$11,516,927

Receivables:
Participant contributions	51,413	73,581
Employer contributions	15,437	21,532

Total receivables	66,850	95,113

Total assets	12,424,923	11,612,040

Assets available for benefits	$12,424,923	$11,612,040

The accompanying notes are an integral part of these financial statements.

NMS Communications Corporation
(formerly Natural MicroSystems Corporation) 401(k) Plan
Statement of Changes in Assets Available for Benefits
For the Year Ended December 31, 2000

Additions:
Additions to assets attributed to:
Investment income:
Net depreciation in fair value of investments	$(1,971,534)
Interest and dividends	263,702

(1,707,832)

Contributions:
Employer contributions	551,963
Participant contributions	1,969,314
Rollover contributions	1,263,466

3,784,743

Total additions	2,076,911

Deductions:
Deductions from assets attributed to:
Administrative expenses	35,105
Participant benefits	1,228,923

Total deductions	1,264,028

Net increase	812,883

Assets available for benefits:
Beginning of year	11,612,040

End of year	$12,424,923

The accompanying notes are an integral part of these financial statements.

NMS Communications Corporation
(formerly Natural MicroSystems Corporation) 401(k) Plan
Notes to Financial Statements

1.          Description of Plan

The following description of the NMS Communications Corporation (formerly Natural MicroSystems Corporation) 401(k) Plan (the “Plan”) provides only general information.  Participants should refer to the Summary Plan Description for a more complete description of the Plan’s provisions.

General
The Plan is a defined contribution plan covering all full-time employees of NMS Communications Corporation (the “Company”), who have one year of service and are age twenty-one or older.  It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Effective January 3, 2000, the Plan terminated its relationship with Riggs Bank, N.A., the custodian of the Plan’s assets during 1999, and transferred its assets to Massachusetts Mutual Life Insurance Company (“Mass Mutual”).  As a result of this change, all new investment options were introduced with the exception of the NMS Communications Corporation common stock.

Contributions
Each year, participants may contribute up to 15 percent of pretax annual compensation including cash bonuses, not to exceed $10,500.  The Company will match 50 percent of the participant’s contribution up to 6 percent of the participant’s compensation.  Company matching contributions will be accrued on a semimonthly basis and paid on the last day of the quarter.  The Company may also elect to make additional discretionary contributions, however, it did not do so during 2000.

Participant Accounts
Each participant’s account is credited with the participant’s contribution, allocations of the Company’s contribution, plan earnings and charged with an allocation of administrative expenses to the extent these expenses are not borne by the Company.  Allocations are based on salary deferral elections, or account balances, as defined.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting
Participants are immediately vested in their contributions plus actual earnings thereon.  Vesting in the Company’s matching contribution and discretionary contribution is based on years of continuous service.  A participant is 100 percent vested after three years of continuous service.  A participant automatically becomes fully vested upon attainment of normal retirement age, upon disability or death, or upon termination of the Plan.

Investment Options
Upon enrollment in the Plan, a participant may direct employee contributions, in increments of one percent, among the investment options made available under the Plan.  Employer matching contributions are allocated according to these same employee contribution selections.

Participant Loans
Participant loans are permitted under the Plan.  A participant may apply for a loan of a portion of their vested account balance, up to 50% of their vested account balance.  The minimum loan is $1,000 and the maximum amount is $50,000.  New loan interest rates are set at the current prime rate plus 1 percent.  At December 31, 2000 and 1999, interest rates on outstanding loans ranged from 8.75% to 10.50% and 8% to 10%, respectively.

Payment of Benefits
Upon termination of service due to death, disability or retirement, a participant will receive a lump-sum amount equal to the value of the participant’s vested interest in his or her account.  For termination of service due to other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution.

Forfeitures
The Company will allocate all forfeited amounts to eligible participants in the same manner as the employee contributions.

2.          Summary of Significant Accounting Policies

Basis of Accounting
The financial statements are presented on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Presentation
Certain prior year amounts have been reclassified to conform to the current year presentation.

Investment Valuation and Income Recognition
Investments in registered investment companies are valued at quoted market prices which represent the net asset value of shares of registered investment companies held by the Plan at year-end.  Loans to participants are valued at cost plus accrued interest which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis.  Interest and dividend income is recorded as earned on the accrual basis.

The Plan presents, in the statement of changes in assets, the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses during the year and the unrealized appreciation (depreciation) during the year on those investments.

Contributions
Employee contributions are recorded in the period in which the employee payroll deductions are made.  Matching contributions from the Company are accrued semimonthly and paid on the last day of the related quarter and are allocated based upon the participant’s contribution selections.

Payment of Benefits
Benefits and withdrawals are recorded when paid.

Expenses
Administrative expenses incurred by the Plan were $35,105 for the year ended December 31, 2000.  Expenses, other than loan administration fees, are borne by the Company.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosures of contingent assets and liabilities.  Actual results could differ from those estimates.

Risks and Uncertainties
The Plan provides various investment options in any combination of mutual funds and other investment securities including the Company’s common stock.  Investment securities are exposed to various risks such as interest rate, market, and credit.  Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants’ account balances and the amounts reported in the statement of assets available for benefits and the statement of changes in assets available for benefits.

3.          Investments

The following presents the fair value of the Plan’s investments:
	December 31,
	2000	1999
Description

Riggs FDS Prime Money Market Fund *	$-	$704,258
Bond Fund of America *	-	712,805
AIM Balanced Fund *	-	1,283,013
Franklin Strategic Small Cap Fund *	-	1,362,101
IVY International Fund *	-	1,129,012
Washington Mutual Investment Fund *	-	1,360,812
Fidelity Advisor Growth Opportunities Fund *	-	3,611,579
NMS Communications Corporation Common Stock *	1,188,374	1,186,462
Fidelity Blue Chip Growth Fund *	646,522
Mass Mutual Core Bond Fund *	681,497
Mass Mutual Core Equity Fund *	896,386
Mass Mutual Indexed Equity Fund *	2,139,725
Mass Mutual International Equity Fund *	1,163,909
Mass Mutual Money Market Fund *	964,282
Mass Mutual Small Cap Growth Fund *	1,251,393
Mass Mutual Moderate Journey Fund *	1,094,645
Participant Loans	194,854	165,102
Other mututal funds	2,136,486	1,783

Total investments at fair value	$12,358,073	$11,516,927

* Investments that represent 5% or more of the Plan's assets at the end of the year.

During 2000, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $1,971,534 as follows:
Mutual Funds	$(918,174)
Common Stock	(1,053,360)

$(1,971,534)

4.          Tax Status

The Internal Revenue Service has determined and informed the Company, by a letter dated May 19, 1993, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC).  The Plan has been amended since receiving the determination letter.  However, the plan administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

5.          Plan Termination

Although it has not expressed any intent to do so, the Company may terminate the Plan at any time.  In the event of a plan termination all amounts credited to a participant’s account will be fully vested and would be paid out to the participant as directed by the Company.

6.          Related Party Transactions

Loans to participants qualify as party-in-interest transactions.

The Plan invests in common stock of NMS Communications Corporation, the employer, and transactions in this common stock are party-in-interest transactions.

For the plan year ended December 31, 2000, certain plan investments are shares of mutual funds managed by Mass Mutual.  Mass Mutual is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.

For the plan year ended December 31, 1999, the Plan invested in the RIMCO Prime Money Market Fund, which is managed by Riggs Bank, N.A., the Plan’s trustee; therefore, transactions in this fund are party-in-interest transactions.

7.          Reconciliation of Financial Statements to Form 5500:

The following is a reconciliation of assets available for plan benefits per the financial statements to the Form 5500:
		December 31, 2000

	Assets available for plan benefits per the financial statements	$12,424,923
Less:	employer contribution receivable	15,437
	employee contribution receivable	51,413

	Assets available for plan benefits per the Form 5500	$12,358,073

8.          Subsequent Events

Effective January 1, 2001, the Plan no longer requires participants to have one year of service in order to be eligible for the Plan.

NMS Communications Corporation
(formerly Natural MicroSystems Corporation) 401(k) Plan
Schedule H, Part IV, Line 4i – Form 5500 – Assets Held for Investment Purposes
December 31, 2000
Identity of Issue Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Shares/ Units	Cost	Current Value

Mass Mutual *	Mass Mutual Aggressive Journey Fund	4,972	**	$570,865

Fidelity Investments	Fidelity Blue Chip Growth Fund	3,966	**	646,522

Oppenheimer	Oppenheimer Cap Appreciation Fund	2,782	**	451,997

Mass Mutual *	Mass Mutual Conservative Journey Fund	53	**	5,873

Fidelity Investments	Fidelity Equity Income II Fund	1,360	**	205,469

Mass Mutual *	Mass Mutual Core Bond Fund	6,237	**	681,497

Mass Mutual *	Mass Mutual Core Equity Fund	8,643	**	896,386

Mass Mutual *	Mass Mutual Growth Equity Fund	1,639	**	200,235

Mass Mutual *	Mass Mutual Indexed Equity Fund	18,557	**	2,139,725

Mass Mutual *	Mass Mutual Mid Cap Growth Fund	2,868	**	371,443

Mass Mutual *	Mass Mutual International Equity Fund	8,033	**	1,163,909

Mass Mutual *	Mass Mutual Money Market Fund	8,508	**	964,282

Mass Mutual *	Mass Mutual Small Cap Growth Fund	8,996	**	1,251,393

Mass Mutual *	Mass Mutual Moderate Journey Fund	9,747	**	1,094,645

State Street	SDBA Fund	20,361	**	106,905

Mass Mutual *	Mass Mutual Ultra Aggressive Fund	1,930	**	223,699

NMS Communications Corporation *	NMS Communications Corporation Company Stock	248,898	**	1,188,374

Participant Loans *	Participant loans, interest rates of 8.75% to 10.5%	194,854	**	194,854

				$12,358,073

*   Parties-in-Interest to the Plan

** Cost omitted for participant directed investments

SIGNATURES

NMS Communications Corporation 401(k) Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

NMS Communications Corporation 401(k) Plan

Dated: July 20, 2001	By:	/s/ James E. Toale
James E. Toale
Vice President of Human Resources